The Company

Delta Natural Gas Company, Inc. (Delta or the Company) is engaged in the distribution, transmission and production of natural gas in its service area in 17 counties in central and southeastern Kentucky. Delta has warehouse facilities in Corbin and Winchester and branch offices in Barbourville, Berea, Corbin, London, Manchester, Middlesboro, Nicholasville, Owingsville, Stanton, and Williamsburg, with which it serves approximately 32,000 residential, commercial, industrial and transportation customers.

Unless the context requires otherwise, references to Delta include Delta and its four wholly-owned subsidiaries, Delta Resources, Inc. (Resources), Delgasco, Inc. (Delgasco), Deltran, Inc. (Deltran) and Enpro, Inc. (Enpro). Resources buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco buys gas and resells it to Resources and to customers not on Delta's system. Deltran was formed to engage in potential pipeline projects under consideration and presently is inactive. Enpro owns and operates existing production properties. Delta and its subsidiaries are managed by the same officers.

Selected Consolidated Financial Information
For the Years
Ended June 30,       1994(a)       1993         1992       1991(b)   1990

          Summary of
      Operations ($)

Operating
revenues ........  34,846,941  31,221,410   29,200,834   26,778,255 27,182,104

Operating
income ..........   4,850,673   4,791,816    4,586,323    3,039,045  2,920,238

Net income ......   2,671,001   2,620,664    2,453,813    1,162,582  1,195,512

Earnings per
common share ....        1.50        1.60         1.52         0.73       0.76

Dividends
declared per
common share ....       1.105       1.085         1.08         1.08       1.08

Average Number of
Common Shares
Outstanding ........   1,775,068   1,635,945    1,612,437   1,586,235 1,563,588

Total Assets ($)....  61,932,480  55,129,912   50,478,014  47,816,330 44,243,819

Capitalization ($)..

Common share-
holders' equity .  22,164,791  17,501,045   16,227,158   15,147,551 15,369,126

Long-term debt ..  24,500,000  19,596,401   20,187,826   21,473,431 12,231,202

Total
capitalization ..  46,664,791  37,097,446   36,414,984   36,620,982 27,600,328

Short-Term
Debt ($) (c) ....   3,205,000   7,729,000    4,029,000    2,616,000  7,632,800

Other Items ($)

Capital
expenditures ....   7,374,747   6,289,508    5,074,483    5,213,319  6,275,866

Total plant .....  77,882,135  71,187,860   66,032,217   61,757,666 57,421,951


         (a) During October 1993, $15 million of debentures and 170,000 shares of Common Stock were sold, and the proceeds were used to repay short-term debt and to refinance certain long-term debt.
         (b) During May, 1991, $10 million of debentures were sold, and the proceeds were used to repay short-term debt
         (c)  Includes current portion of long-term debt.

Corporate Mission

Delta will provide safe, reliable, high quality service to all its customers at competitive prices; strive for the best
achievable   customer  satisfaction;  ensure  an   optimal   work
environment for all its employees, including the best possible compensation and benefits; enhance the quality of its shareholders' investments by maximizing shareholder income and stock price; and maintain positive relationships with governmental officials, regulatory agencies and the general public.

Letter to Shareholders

      1994 was a continuation of the strong operating results Delta has had now for the past three years. Net income increased as compared with 1993 and was at a record level. Earnings per share declined due to the additional common shares issued during 1993. Retail sales volumes increased by 8.6% as compared with 1993. This was due to the colder weather and our continued growth in customers (2.5% in 1994). Degree days were 105.8% of 30 year averages in 1994 as compared with 99.2% in 1993.

      Our service area experienced some very severe weather this past winter, with temperatures as low as -28 degrees Fahrenheit in January, 1994. We also had heavy snow as well as ice storms. Through all this adverse weather, our well trained and equipped employees demonstrated their willingness and ability to serve our customers well. Industry changes in the past few years resulted in some anxiety over how the national supply system would perform in severe winter weather. We are pleased to report that natural gas supplies delivered on interstate pipelines and from local Kentucky production were adequate to meet our customer's needs.

      Our industry has continued to evolve this past year, with natural gas prices deregulated at the well head while transportation and distribution are regulated by either federal or state agencies. Delta plans to respond effectively to industry changes. We continue to expand our transportation and distribution system to meet customer needs. Delta transports gas for industrial customers, marketers and producers. We maintain interconnects with several intrastate and interstate pipeline systems. Our subsidiaries stimulate production of Kentucky reserves and maximize the throughput on our system by buying and selling gas.

      We will continue to pursue growth for Delta, including acquisitions of distribution and transportation systems where appropriate. We will also investigate other business options, including storage properties, to enhance our system capabilities.

     Thank you for your support.

Sincerely,



H. D. Peet                         Glenn R. Jennings
Chairman of the Board              President and Chief
                                   Executive Officer
August 15, 1994

SUMMARY OF OPERATIONS

Gas Operations and Supply

Delta provides retail gas distribution and transportation service to over 32,000 customers in its service area in 17 predominantly rural counties in Kentucky. The economy of Delta's service area in southeastern Kentucky is based principally on coal mining, farming and light industry. The four largest service areas are Corbin, Nicholasville, Berea and Barbourville, where Delta serves approximately 5,800, 5,300, 3,400 and 3,100 customers, respectively.

The Company's revenues are affected by various factors, including rates billed to customers, the cost of natural gas, economic conditions in the areas that the Company serves, weather conditions and competition. Delta competes for customers and sales with alternate sources of energy, including electricity, coal, oil, propane and wood. Gas costs, which the Company is generally able to pass through to customers under its purchased gas adjustment clause, may affect Delta's competitive position or may cause customers to conserve, or, in the case of industrial customers, to use alternative energy sources. Also, the potential bypass of Delta's system by industrial customers and others is a competitive concern that Delta has addressed and will continue to address. In recent years, regulatory changes at the federal level and changes in the participants in the natural gas industry have led to a national spot market for natural gas. The Company's marketing subsidiaries purchase gas and resell it to various industrial customers and others in competition with producers and marketers.

Delta's retail sales are seasonal and temperature-sensitive as the majority of the gas sold by Delta is used for heating. This seasonality impacts Delta's liquidity position and its management of its working capital requirements (see Management's Discussion and Analysis of Financial Condition and Results of Operations). Currently, over 99% of Delta's customers are residential and commercial. Delta's remaining light industrial customers purchased approximately 7% of the total volume of gas sold by Delta at retail during 1994.

Retail  gas  sales  in  1994 were 4,334,000 thousand  cubic  feet
(Mcf), as compared to 3,990,000 Mcf in 1993. Heating degree days for 1994 were approximately 105.8% of the thirty year average as compared with 99.2% in 1993. As a result of this colder weather, sales volumes increased by 344,000 Mcf, or 8.6%, in 1994. Also, the number of customers served increased by 796, or 2.5%, during 1994. We continued to convert customers to natural gas from other fuels. Also, much of Delta's service area continued to expand, resulting in growth opportunities for the Company. Industrial parks have been developed in certain areas and have resulted in new industrial customers, some of whom are on-system transportation customers.

A  total  of  $2,933,000 of transportation  revenues  was  earned during 1994 as compared with $3,287,000 during 1993. Total volumes transported were 4,183,000 Mcf in 1994 as compared to 4,916,000 Mcf in 1993. As of June 30, 1994, Delta had 73 on-
system transportation customers (industrial customers who purchase their gas from others) and 4 off-system transportation customers (deliveries made by Delta to other pipelines).

Transportation revenues include $2,310,000 earned during 1994 and $2,451,000 earned during 1993 for transportation of 2,186,000 Mcf and 2,248,000 Mcf, respectively, on behalf of on-system customers. Delta's off-system transportation includes deliveries for interconnected interstate pipeline systems. During 1994 and 1993, 1,997,000 Mcf and 2,668,000 Mcf, respectively, were transported for off-system deliveries. The decline in off-system transportation in 1994 was primarily due to reduced shipments of gas on a 43 mile pipeline that Delta leased and began operating during 1989. The pipeline extends from Clay County to Madison
County where it interconnects with the interstate pipeline facilities of the Columbia Gulf Transmission Company. Delta's agreements to operate the line and transport gas through it had an initial term of three years and extend from year-to-year thereafter. Delta's off-system transportation volumes include
574,000 Mcf transported through this pipeline in 1993. This pipeline has been inactive since October, 1992. Also, some producers shipped gas to markets that did not require the use of Delta's system.

Some producers in Delta's service area can access certain pipeline delivery systems other than Delta, which provides competition from others for transportation of such gas. Delta will continue its efforts to purchase or transport any natural gas available that is produced in reasonable proximity to its facilities.

Recognizing competitive concerns, Delta will continue to maintain an active gas supply management program that emphasizes long-term reliability and the pursuit of cost effective sources of gas for its customers. Delta purchases gas supplies from interstate pipelines, intrastate suppliers and others. Delta has transportation and storage capacity available on certain interstate pipelines for deliveries of gas through those facilities. The Company presently anticipates an adequate gas supply for service to existing customers and to provide for growth.

During 1992, the Federal Energy Regulatory Commission (FERC) ordered a major restructuring of interstate natural gas pipeline operations, services and rates during its Order 636 proceedings. It required that interstate pipelines provide transportation and storage services priced separately from sales of gas. The FERC provided for blanket sales for resale certificates authorizing interstate pipelines to sell gas at unregulated, market-based rates. Pipelines must provide a new no-notice firm service in addition to open-access transportation and storage services. The FERC provided for new capacity assignment mechanisms. Pipelines were required to design their transportation and storage rates using the straight-fixed-variable rate design methodology, which provides for recovery of less costs in the commodity, or unit, component of rates and correspondingly more costs in the demand, or fixed, component. Pipelines are allowed to abandon sales and transportation service upon expiration or termination of contracts. The FERC established methods for the recovery of transition costs such as take-or-pay and contract reformation costs by pipelines.

Delta was involved in restructuring proceedings with both its interstate pipeline suppliers, Tennessee Gas Pipeline Company (Tennessee) and Columbia Gas Transmission Corporation (Columbia). Delta contracted for transportation and storage services with these two pipeline suppliers, with gas supplies purchased from gas marketers. The FERC approved Tennessee's new rates and services effective September 1, 1993, and Columbia's new rates and services effective November 1, 1993.

Enpro produces oil and gas from leases it owns in southeastern Kentucky. Natural gas production is purchased by the Company for system supply. Remaining proved, developed natural gas reserves are estimated at approximately 5.4 million Mcf. During 1994, Delta purchased approximately 242,000 Mcf from these properties. Oil production has not been significant.

As an active participant in many areas of the natural gas industry, Delta plans to continue its efforts to expand its gas distribution system. Delta is considering acquisitions of other gas systems, some of which are contiguous to its existing service areas, as well as continued expansion within its existing service areas. The Company also anticipates continuing activity in gas production and transportation areas and plans to pursue and increase these activities wherever practicable. The Company will continue to consider the construction or acquisition of additional transmission, storage and gathering facilities to provide for increased transportation and enhanced supply and system flexibility.


Regulatory Matters

Delta is subject to the regulatory authority of the Public Service Commission of Kentucky (PSC) with respect to various aspects of its business, including rates and service to retail and transportation customers. Delta's last rate case was filed in 1990 and settled in May, 1991. Delta currently has no general rate case filed.

On January 29, 1993, the PSC established an administrative proceeding to investigate the reasonableness of current state regulatory practices, in particular purchased gas cost recovery mechanisms, in light of FERC Order 636. Delta is a party to this proceeding. Delta currently has a Gas Cost Recovery (GCR) clause, which provides for a dollar-tracker that matches revenues and gas costs and allows eventual full recovery of gas costs. This clause requires Delta to make quarterly filings with the PSC, but such procedure does not require a general rate case. The GCR mechanism provides for any over or under-recovery of purchased gas costs to be reflected in the rates charged to customers.

In an Order dated December 22, 1993, in its administrative proceeding, the PSC provided for pipeline transition costs and certain other components of gas supply costs to appropriately be recovered through regulated utilities' purchased gas recovery mechanisms. Delta's quarterly GCR filings include certain pipeline transition costs and various components of gas supply costs as a result of the FERC Order 636 restructuring. The PSC has approved such filings and Delta has implemented rates reflecting these increased costs. Other issues, including those related to the FERC Order 636 restructuring, are currently the subject of consideration in this continuing administrative proceeding.

In addition to PSC regulation, Delta may obtain non-exclusive franchises from the cities and communities in which it operates authorizing it to place its facilities in the streets and public grounds. However, no utility may obtain a franchise until it has obtained from the PSC a certificate of convenience and necessity authorizing it to bid on the franchise. Delta holds unexpired franchises in five of the ten cities in which it maintains a branch office and in seven other communities it serves. In the other cities or communities, either Delta's franchises have expired, the communities do not have governmental organizations authorized to grant franchises, or the local governments have not required, or do not want to offer, a franchise. Delta will attempt to acquire or reacquire franchises wherever possible and feasible.

Without a franchise, a local government could require Delta to cease its occupation of the streets and public grounds or prohibit Delta from extending its facilities into any new area of that city or community. To date, the absence of a franchise has had no adverse effect on Delta's operations.


Capital Expenditures

Capital  expenditures during fiscal 1994 were approximately  $7.4 million and for fiscal 1995 are estimated at approximately $8.4 million. These include expenditures for system extensions and the replacement and improvement of existing transmission, distribution, gathering and general facilities.


Financing

The Company's capital expenditures and operating cash requirements are met through the use of internally generated funds and a short-term line of credit. The line of credit at June 30, 1994 was $15 million, of which approximately $2.7 million had been borrowed. These short-term borrowings are periodically repaid with long-term debt and equity securities, as was done in October, 1993 when the net proceeds of approximately $17.8 million from the sale of $15 million of debentures and 170,000 shares of common stock were used to refinance certain long-term debt and to repay short-term notes payable.

Present plans are to utilize the short-term line of credit to help meet planned capital expenditures and operating cash requirements. The amounts and types of future long-term debt and equity financings will depend upon the Company's capital needs and market conditions.

During 1994 the requirements of the Employee Stock Purchase Plan were met through the issuance of 4,400 shares of common stock, resulting in an increase of $93,225 in Delta's common shareholders' equity and the Dividend Reinvestment and Stock Purchase Plan (see Note 3 of the Notes to Consolidated Financial Statements) resulted in the issuance of 15,355 shares of common stock, providing an increase of $309,137 in Delta's common shareholders' equity.


Common Stock Dividends and Prices

Delta has paid cash dividends on its common stock each year since 1964. While it is the intention of the Board of Directors to continue to declare dividends on a quarterly basis, the frequency and amount of future dividends will depend upon the Company's earnings, financial requirements and other relevant factors.

Delta's common stock is traded in the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The accompanying table reflects the high and low sales prices during each quarter as reported by NASDAQ and the quarterly dividends declared per share.

                    Range of Stock Prices ($)     Dividends
Quarter             High                Low       Per Share

Fiscal 1994
First               22 1/4              18 3/4       .275
Second              23 1/2              21           .275
Third               21 3/4              19           .275
Fourth              20 1/2              17 1/4       .28


Fiscal 1993
First               18 1/2              15 1/2       .27
Second              18 1/2              17 1/4       .27
Third               19 1/2              17 1/4       .27
Fourth              19 1/2              18 1/2       .275

There were 2,258 record holders of Delta's common stock as of August 1, 1994.

Management's  Discussion and Analysis of Financial Condition  and
Results of Operations

Liquidity and Capital Resources

Capital expenditures for Delta for 1995 are expected to be approximately $8.4 million. Delta generates internally only a portion of the cash necessary for its capital expenditure requirements and finances the balance of its capital expenditures on an interim basis through the use of its borrowing capability under its short-term line of credit. The current line of credit is $15 million, of which approximately $2.7 million had been borrowed at June 30, 1994 at an interest rate of 5.5%. Delta had an average interest rate of 4.3% for 1994. The current line of credit extends until November, 1994. Short-term borrowings are periodically repaid with the proceeds from the issuance of long-term debt and equity securities, as was done in October, 1993, when the net proceeds of approximately $17.8 million from the sale of $15 million of debentures and 170,000 shares of common stock were used to repay short-term debt and to refinance certain long-term debt. The amounts and types of future long-term debt and equity financings will depend upon the Company's capital needs and market conditions.

Delta's sales are seasonal in nature, and the largest proportion of cash is received during the winter heating months when sales volumes increase considerably. During non-heating months, cash needs for operations and construction are partially met through short-term borrowings. Additionally, most construction activity takes place during the non-heating season because of more favorable weather conditions, thus increasing seasonal cash needs.

The primary sources and uses of cash during the last three years are summarized below:

Sources(Uses)            1994           1993           1992

Provided by operat-
  ing activities      $  6,172,019  $ 4,567,023   $ 6,370,685

Capital expenditures  $ (7,374,747) $(6,289,508)  $(5,074,483)

Issuance of deben-
  tures, net          $ 14,246,937  $    --       $     --

Repayment of long-
  term debt           $(11,330,286) $  (591,425)  $  (787,605)

Net short-term
  borrowings          $ (3,765,0000) $ 3,700,000  $   915,000

Common stock
  dividends           $(1,972,368) $(1,775,411)   $(1,741,661)

Issuance of common
  stock, net          $ 3,965,113  $   428,634    $   367,455


Cash provided by operating activities consists of net income and noncash items including depreciation, depletion, amortization and deferred income taxes. Additionally, changes in working capital are also included in cash provided by operating activities. The Company expects that internally generated cash, coupled with seasonal short-term borrowings, will continue to be sufficient to satisfy its operating, capital expenditure and dividend requirements over the next year.


Results of Operations

Operating Revenues

The  increase  in  operating revenues for 1994  of  approximately
$3,625,000 was due primarily to an increase in retail sales volumes of approximately 344,000 Mcf as a result of the colder winter weather in 1994 (105.8% of thirty year average weather compared to 99.2% for 1993), and an increase in customers served of 796, or 2.5%. The increase in operating revenues was partially offset by an approximately $212,000 decrease in transportation revenues for off-system customers resulting from decreased volumes of approximately 671,000 Mcf due primarily to reduced volumes shipped by others on a leased pipeline that has been inactive since October, 1992, and due to certain producers who shipped gas into markets that did not require the use of Delta's system.

The  increase  in  operating revenues for 1993  of  approximately
$2,021,000 was due primarily to an increase in retail sales volumes of approximately 324,000 Mcf as a result of the colder winter weather in 1993 (99.2% of thirty year average weather as compared to 92.5% for 1992), and an increase in customers served of 872, or 2.9%. Contributing to the increase in operating revenues was an increase in Resources' revenues resulting from increased volumes and cost of gas for resale to on-system customers and an increase in transportation revenues resulting from increased volumes of approximately 187,000 Mcf transported for on-system customers. The increase in operating revenues was partially offset by an approximately $506,000 decrease in transportation revenues for off-system customers resulting from decreased volumes of approximately 1,912,000 Mcf due to reduced volumes shipped by others on a leased pipeline that has been inactive since October, 1992, and due to certain producers who shipped gas into markets that did not require the use of Delta's system.


Operating Expenses

The increase in purchased gas expense of approximately $3,016,000 for 1994 was due primarily to an increase in the cost of gas for retail sales due to an increase in retail sales volumes.

The increase in purchased gas expense of approximately $1,669,000 for 1993 was due primarily to increases in the cost of gas purchased by Resources for resale to on-system customers. Contributing to the increase was an increase in the cost of gas for retail sales due to an increase in retail sales volumes.

The increases in depreciation expense during 1994 and 1993 of approximately $145,000 and $158,000, respectively, were due primarily to additional depreciable plant.

The increases in taxes other than income taxes during the periods of approximately $78,000 and $39,000 for 1994 and 1993, respectively, were primarily due to increased property taxes which resulted from increased plant, and to increased payroll taxes, which resulted from increased wages and payroll tax rates.

Changes in income taxes during the periods of approximately $34,100 and $102,000 for 1994 and 1993, respectively, were primarily due to changes in net income. The Omnibus Budget
Reconciliation Act of 1993 did not result in additional income taxes for Delta. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", effective on July 1, 1993, as required. SFAS No. 109, which replaces SFAS No. 96, adopts the liability method of accounting for income taxes, requiring deferred income tax assets and liabilities to be computed using tax rates that will be in effect when the book and tax temporary differences reverse. For regulated companies, the change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. As a result, the adoption of SFAS No. 109 did not have a material impact on the results of operations or financial position of the Company.

SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits", and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits", did not affect the Company as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.


Interest Charges

The decrease in long-term interest for 1993 of approximately $62,000 was due to less long-term debt outstanding during the period. The increase in other interest charges for 1993 of approximately $106,000 was due primarily to increased average short-term borrowings that were partially offset by lower interest rates for the period.



Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Income

For the Years Ended June 30,         1994         1993        1992

Operating Revenues ............   $34,846,941  $31,221,410   $29,200,834

Operating Expenses

   Purchased gas ..............   $17,250,556  $14,234,258   $12,564,947
   Operation and maintenance
     (Note 1) .................     8,382,767    8,020,622     8,173,070

   Depreciation and depletion
     (Note 1) .................     1,977,868    1,833,072     1,675,540

   Taxes other than income
     taxes ....................       875,477      797,942       759,354

   Income taxes (Note 1) ......     1,509,600    1,543,700     1,441,600

      Total operating expenses.   $29,996,268  $26,429,594   $24,614,511

Operating Income ..............   $ 4,850,673  $ 4,791,816   $ 4,586,323

Other Income and Deductions,           34,987       39,681        34,087
Net

Income Before Interest Charges.   $ 4,885,660  $ 4,831,497   $ 4,620,410

Interest Charges

   Interest on long-term debt..   $ 1,879,526  $ 1,875,901   $ 1,938,389

   Other interest .............       243,729      258,405       152,728

   Amortization of debt expense        91,404       76,527        75,480

      Total interest charges ..   $ 2,214,659  $ 2,210,833   $ 2,166,597

Net Income                        $ 2,671,001  $ 2,620,664   $ 2,453,813

Weighted Average Number of
Common Shares Outstanding .....     1,775,068    1,635,945     1,612,437

Earnings Per Common Share .....   $      1.50  $      1.60   $      1.52

Dividends Declared Per Common
Share .........................   $     1.105  $     1.085   $      1.08

      The accompanying notes to consolidated financial statements are an integral part of these statements.


 Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Cash Flows

For the Years Ended June 30,             1994          1993          1992

Cash Flows From Operating
Activities:
   Net income ......................  $ 2,671,001   $ 2,620,664    $2,453,813

   Adjustments to reconcile net
   income to net cash from
   operating activities:
      Depreciation, depletion and
        amortization ...............    2,069,013     1,922,102     1,751,020
      Deferred income taxes and
        investment tax credits .....      874,800       839,100       467,600
      Other - net ..................      446,969       493,848       565,756

   (Increase) decrease in assets:
      Accounts receivable ..........      802,197      (707,605)      343,423
      Unamortized debt expense and
        other ......................         -           (1,616)     (160,401)
      Materials and supplies .......     (229,275)      155,358       122,092
      Prepayments ..................       25,701         8,096       (39,997)
      Other assets .................         (780)      (93,948)     (119,703)

   Increase (decrease) in other
   liabilities:
      Accounts payable .............      513,265       438,897       424,898
      Refunds due customers ........      358,270        37,226       (20,752)
      Accrued taxes ................      (34,543)     (162,982)      297,368
      Other current liabilities ....       38,675        16,435      (213,594)
      Advance (deferred) recovery
        of gas cost ................   (1,372,030)     (993,136)      463,870
      Advances for construction and
        other ......................        8,756        (5,416)       35,292

         Net cash provided by
           operating activities ....  $ 6,172,019   $ 4,567,023    $6,370,685

Cash Flows From Investing
Activities:
   Capital expenditures ............  $(7,374,747)  $(6,289,508)   $(5,074,483)

         Net cash used in investing
           activities ..............  $(7,374,747)  $(6,289,508)   $(5,074,483)


  Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Cash Flows
                          (continued)

For the Years Ended June 30,               1994         1993           1992

Cash Flows From Financing Activities:
   Dividends on common stock .......   $(1,972,368)   $(1,775,411) $(1,741,661)
   Issuance of common stock, net....     3,965,113        428,634      367,455
   Issuance of debentures, net......    14,246,937            -             -
   Repayment of long-term debt .....   (11,330,286)      (591,425)    (787,605)
   Increase (decrease) in notes
     payable .......................   $(3,765,000)   $ 3,700,000   $  915,000

         Net cash provided by (used
           in) financing activities    $ 1,144,394    $ 1,761,798  $(1,246,811)

Net Increase (Decrease) in Cash and
Cash Equivalents ...................   $   (58,332)   $    39,313   $   49,391

Cash and Cash Equivalents,
Beginning of Year ..................       214,879        175,566      126,175

Cash and Cash Equivalents,
End of Year ........................   $   156,547    $   214,879   $  175,566


Supplemental Disclosures of Cash
Flow Information:

Cash paid during the year for:
  Interest                             $ 2,141,705    $ 2,107,168   $2,154,055
   Income taxes                        $   715,000    $   952,851   $  867,382


            The accompanying notes to consolidated financial statements are an integral part of these statements.


         Delta Natural Gas Company, Inc. and  Subsidiary Companies

Consolidated Balance Sheets

As of June 30,                                    1994            1993

Assets
   Gas Utility Plant, at cost ..............  $77,882,135     $71,187,860
     Less - Accumulated provision for
     depreciation ..........................  (22,862,469)    (21,118,363)

         Net gas plant                        $55,019,666     $50,069,497

   Current Assets
      Cash and cash equivalents ............  $   156,547     $   214,879
      Accounts receivable, less accumulated
        provisions for doubtful accounts of
        $131,324 and $208,182 in 1994 and
        1993, respectively .................    1,117,962       1,920,159
      Gas in storage, at average cost ......      352,572         364,508
      Deferred Gas Costs (Note 1) ..........    1,471,342          99,312
      Materials and supplies, at first-in,
        first-out cost .....................      700,761         471,486
      Prepayments ..........................      317,343         343,044

         Total current assets                 $ 4,116,527     $ 3,413,388

   Other Assets
      Cash surrender value of officers' life
        insurance (face amount of $1,031,000
        and $1,020,000 in 1994 and 1993,
        respectively) ......................  $   269,029     $   244,313
      Note receivable from officer .........       83,000          95,000
      Unamortized debt expense and other
        (Note 5) ...........................    2,444,258       1,307,714

         Total other assets                   $ 2,796,287     $ 1,647,027

            Total assets                      $61,932,480     $55,129,912

 Delta Natural Gas Company, Inc. and Subsidiary  Companies

Consolidated Balance Sheets (continued)

As of June 30,                                       1994         1993

Liabilities and Shareholders' Equity

   Capitalization (See Consolidated Statements
   of Capitalization)
      Common Shareholders' equity ..........      $22,164,791  $17,501,045
      Long-term debt (Note 5) ..............       24,500,000   19,596,401

         Total capitalization ..............      $46,664,791  $37,097,446

   Current Liabilities
      Notes payable (Note 4) ...............      $ 2,705,000  $ 6,470,000
      Current portion of long-term debt
        (Note 5) ...........................          500,000    1,259,000
      Accounts payable .....................        2,133,840    1,620,575
      Accrued taxes ........................          436,158      470,701
      Refunds due customers ................          396,065       37,795
      Customers' deposits ..................          342,979      377,402
      Accrued interest on debt .............          427,338      445,788
      Accrued vacation .....................          454,362      420,675
      Other accrued liabilities ............          314,888      257,027

         Total current liabilities                $ 7,710,630  $11,358,963

   Deferred Credits and Other
      Deferred income taxes ................      $ 5,116,400  $ 5,482,600
      Investment tax credits ...............          921,800      993,300
      Regulatory liability (Note 1) ........        1,312,500          -
      Advances for construction and other ..          206,359      197,603

         Total deferred credits and other         $ 7,557,059  $ 6,673,503

   Commitments and Contingencies (Note 6) ..

            Total liabilities and
            shareholders' equity ............     $61,932,480  $55,129,912



         The accompanying notes to consolidated financial statements are an integral part of these statements.

       Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Changes in
Shareholders' Equity

For the Years Ended June 30,                   1994          1993      1992

Common Shares
   Balance, beginning of year ............$ 1,648,485   $ 1,624,878   $1,600,033
     $1.00 par value of 190,855, 23,607
       and 24,845 shares issued in 1994,
       1993 and 1992, respectively -
       Public issuance of common shares ..    170,000           -         -
       Dividend reinvestment and stock
         purchase plan ...................     15,355        16,265       18,067
       Employee stock purchase plan and
         other ..........................       5,500         7,342        6,778

   Balance, end of year ................. $ 1,839,340   $ 1,648,485   $1,624,878

Premium on Common Shares
   Balance, beginning of year ........... $15,562,427   $15,157,400  $14,814,790
     Premium on issuance of common shares-
       Public issuance of common shares ..  3,570,000           -         -
       Dividend reinvestment and stock
         purchase plan ...................    293,782       281,074      245,801
       Employee stock purchase plan and
         other ..........................     106,700       123,953       96,809

   Balance, end of year ..................$19,532,909   $15,562,427  $15,157,400

Capital Stock Expense
   Balance, beginning of year ........... $(1,391,801) $(1,391,801) $(1,391,801)
      Public issuance of common shares       (196,224)         -         -
   Balance, end of year ..................$(1,588,025) $(1,391,801) $(1,391,801)

Retained Earnings
   Balance, beginning of year ............$ 1,681,934   $   836,681   $ 124,529
     Net income ..........................  2,671,001     2,620,664   2,453,813
     Cash dividends declared on common
       shares - (See Consolidated
       Statements of Income for rates) ... (1,972,368)   (1,775,411) (1,741,661)

   Balance, end of year ................. $ 2,380,567   $ 1,681,934   $ 836,681


    The accompanying notes to consolidated financial statements are an integral part of these statements.

         Delta Natural Gas Company, Inc. and Subsidiary Companies

Consolidated Statements of Capitalization

As of June 30,                                    1994          1993

Common Shareholders' Equity
   Common shares, par value $1.00 per share
     (Notes 2 and 3) Authorized - 6,000,000
      shares - Issued and outstanding -
       1,839,340 and 1,648,485 shares in
       1994 and 1993, respectively .........  $ 1,839,340    $ 1,648,485
   Premium on common shares ................   19,532,909     15,562,427
   Capital stock expense ...................   (1,588,025)    (1,391,801)
   Retained earnings (Note 5) ..............    2,380,567      1,681,934

      Total common shareholders' equity ....  $22,164,791    $17,501,045

Long-Term Debt (Note 5)
   Debentures, 6 5/8%, due 2023               $15,000,000            -
   Debentures, 9%, due 2011 ................   10,000,000    $10,000,000
   Debentures, 8 5/8%, due 2007 ............          -       10,553,000
   First mortgage loan payable to bank, at
     9 1/4%, due in monthly installments
     through 1997, secured by first
     mortgage on corporate office building .          -          177,401
   Sinking fund debentures, 9 1/2% due in
     annual installments to 1996 ...........          -          125,000

                                              $25,000,000    $20,855,401

   Less - Amounts due within one year,
     included in current liabilities .......     (500,000)    (1,259,000)

      Total long-term debt .................  $24,500,000    $19,596,401

         Total capitalization ..............  $46,664,791    $37,097,446



      The accompanying notes to consolidated financial statements are an integral part of these statements.

DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)  Summary of Significant Accounting Policies:

(a) Principles of Consolidation -- Delta Natural Gas Company, Inc. (Delta or the Company) has four wholly-owned subsidiaries. Delta Resources, Inc. (Resources) buys gas and resells it to industrial customers on Delta's system and to Delta for system supply. Delgasco, Inc. buys gas and resells it to Resources and to customers not on Delta's system. Deltran, Inc. was formed to engage in potential pipeline projects under consideration and is inactive. Enpro, Inc. owns and operates existing production properties. All subsidiaries of Delta are included in the consolidated financial statements. Intercompany balances and transactions have been eliminated.

(b)   Cash  Equivalents -- For the purposes of  the  Consolidated
Statements of Cash Flows, all temporary cash investments with a maturity of three months or less at the date of purchase are considered cash equivalents.

(c)   Depreciation  -- The Company determines its  provision  for depreciation using the straight-line method and by the application of rates to various classes of utility plant. The rates are based upon the estimated service lives of the properties and were equivalent to composite rates of 2.7% of average depreciable plant.

(d) Maintenance -- All expenditures for maintenance and repairs of units of property are charged to the appropriate maintenance expense accounts. A betterment or replacement of a unit of property is accounted for as an addition and retirement of utility plant. At the time of such a retirement, the accumulated provision for depreciation is charged with the original cost of the property retired and also for the net cost of removal.

(e) Gas Cost Recovery -- Delta has a Gas Cost Recovery (GCR) clause which provides for a dollar-tracker that matches revenues and gas costs and provides eventual dollar-for-dollar recovery of all gas costs incurred. The Company expenses gas costs based on the amount of gas costs recovered through revenue. Any differences between actual gas costs and those estimated costs billed are deferred and reflected in the computation of future billings to customers using the GCR mechanism.

(f) Revenue Recognition -- The Company records revenues as billed to its customers on a monthly meter reading cycle. At the end of each month, gas service which has been rendered from the latest date of each cycle meter reading to the month-end is unbilled.

(g) Revenues and Customer Receivables -- The Company supplies natural gas to approximately 32,000 customers in central and southeastern Kentucky. Revenues and customer receivables arise primarily from sales of natural gas to customers and from transportation services for others. Provisions for doubtful accounts are recorded to reflect the expected net realizable value of accounts receivable.

(h) Income Taxes -- The Company provides for income taxes on timing differences resulting from the use of alternative methods of income and expense recognition for financial and tax reporting purposes. The differences result primarily from the use of accelerated tax depreciation methods for certain properties versus the straight-line depreciation method for financial purposes, differences in recognition of purchased gas cost recoveries and certain other accruals which are not currently deductible for income tax purposes. Investment tax credits were deferred for certain periods prior to fiscal 1987 and are being amortized to income over the estimated useful lives of the applicable properties.

The  Company adopted Statement of Financial Accounting  Standards
(SFAS) No. 109, "Accounting for Income Taxes", effective on July 1, 1993, as required. SFAS No. 109, which replaces SFAS No. 96, adopts the liability method of accounting for income taxes, requiring deferred income tax assets and liabilities to be computed using tax rates that will be in effect when the book and tax temporary differences reverse. For regulated companies, the change in tax rates applied to accumulated deferred income taxes may not be immediately recognized in operating results because of ratemaking treatment. A regulatory liability has been established to recognize the future revenue requirement impact from these deferred taxes. As a result, the adoption of SFAS No. 109 did not have a material impact on the results of operations or financial position of the Company. The temporary differences which gave rise to the following net deferred tax liability at June 30, 1994 are as follows:


          Deferred Tax Assets

     Unamortized investment tax credit       $   363,600
     Regulatory liabilities                      517,700
     Alternative minimum tax credits             667,200
     Other                                       402,100

                                             $ 1,950,600

          Deferred Tax Liabilities
     Accelerated depreciation                $(6,257,200)
     Deferred gas cost                          (580,400)
     Other                                      (229,400)

                                             $(7,067,000)

     Net Accumulated Deferred
          Income Tax Liability               $(5,116,400)

The components of the income tax provision are comprised of the following for the years ended June 30:


                                            1994          1993         1992
Components of income tax expense:
   Payable currently:
      Federal                            $  306,300    $  432,300   $968,300
      State                                 100,800       121,900    260,100
         Total                           $  407,100    $  554,200 $1,228,400

   Deferred to future years from:
      Use of accelerated depreciation       675,000       660,300    575,000
      Deferred (advance) recovery of        541,200       418,000   (238,600)
        gas cost
      Amortization of investment
         tax credits, net                   (71,500)      (71,800)   (72,100)
      Other deferred tax effects, net       (42,200)      (17,000)   (51,100)
         Income tax expense              $1,509,600    $1,543,700 $1,441,600


Reconciliation of the statutory Federal income tax rate to the effective income tax rate is shown in the table below:

                                   1994      1993      1992

Statutory Federal income tax rate  34.0%     34.0%     34.0%

State income taxes net of Federal
   benefit                          5.2       5.2       5.2

Amortization of investment tax
   credit                          (1.3)     (1.7)     (1.9)

Other differences - net             (.9)        -         -


Effective Income Tax Rate          36.5%     37.5%     37.3%



(2)  Employee Benefit Plans:

(a) Defined Benefit Retirement Plan - Delta has a trusteed, noncontributory, defined benefit pension plan covering all eligible employees. Retirement income is based on the number of years of service and annual rates of compensation. The Company makes annual contributions equal to the amounts necessary to adequately fund the plan. The funded status of the pension plan and the amounts recognized in the Company's consolidated balance sheets at June 30 were as follows:


                                           1994          1993           1992
Plan assets at fair value              $5,251,296     $ 4,931,658  $4,357,255
Actuarial present value of benefit
  obligation:
   Vested benefits                     $4,114,517     $ 4,042,029  $3,335,604
   Non-vested benefits                     30,562          37,777      32,019
Accumulated benefit obligation         $4,145,079     $ 4,079,806  $3,367,623
Additional amounts related
   to projected salary increases        1,734,413       1,881,303   1,528,180
   Total projected benefit obligation  $5,879,492     $ 5,961,109  $4,895,803
Projected benefit obligation
   in excess of plan assets            $ (628,196)    $(1,029,451)  $(538,548)
Unrecognized net assets at date of
   initial application being
   amortized over 15 years               (339,153)       (381,547)   (423,941)

Unrecognized net loss                     950,735       1,407,072     873,813
   Accrued pension liability           $  (16,614)    $    (3,926)   $(88,676)


       The assets of the plan consist primarily of common stock, bonds and certificates of deposit. Net pension costs for the years ended June 30 include the following:


                                           1994          1993           1992
Benefits earned during the year -
   service cost                        $  455,097     $   401,054     $339,359
Interest cost on projected benefit
   obligation                             357,372         317,897      271,382
Actual return on plan assets              (45,100)       (356,971)    (442,461)
Net amortization and deferral            (353,530)        (24,856)     123,892
   Net periodic pension cost           $  413,839     $   337,124     $292,172

The weighted average discount rates and the assumed rates of increase in future compensation levels used in determining the actuarial present values of the projected benefit obligation at June 30, 1994, 1993 and 1992 were 6.0%, 6.5% and 7.0%, respectively (discount rates), and 4% (rates of increase). The expected long-term rates of return on plan assets were 8%.

SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits", and SFAS No. 112, "Employers' Accounting for Post-Employment Benefits", did not affect the Company as Delta does not provide benefits for post-retirement or post-employment other than the pension plan for retired employees.

(b) Employee Savings Plan - The Company has an Employee Savings Plan (Savings Plan) under which eligible employees may elect to contribute any whole percentage between 2% and 15% of their annual compensation. The Company will match 50% of the employee's contribution up to a maximum Company contribution of 2% of the employee's annual compensation. For the years ended June 30, 1994, 1993 and 1992, Delta's Savings Plan expense was $106,863, $93,749 and $87,966, respectively.

(c) Employee Stock Purchase Plan - The Company has an Employee Stock Purchase Plan (the Stock Plan) under which qualified permanent employees are eligible to participate. Under the terms of the Stock Plan, such employees can contribute on a monthly basis 1% of their annual salary level (as of July 1 of each year) to be used to purchase Delta's common stock. After June 30, the Company will issue Delta common stock, based upon the fiscal year contributions, using an average of the last sale price of Delta's stock as quoted in NASDAQ's national market system at the close of business for the last five business days in June and will match those shares so purchased. Therefore, stock equivalent to approximately $47,653 will be issued in July, 1994. The continuation and terms of the Stock Plan are subject to approval by Delta's Board of Directors on an annual basis.

(3)  Dividend Reinvestment and Stock Purchase Plan:

The Company's Dividend Reinvestment and Stock Purchase Plan (Reinvestment Plan) provides that shareholders of record can reinvest dividends and also make limited additional investments of up to $3,000 per quarter in shares of common stock of the Company. Shares purchased under the Reinvestment Plan are authorized but unissued shares of common stock of the Company, and 15,355 shares were issued in 1994. Delta reserved 200,000 shares under the Reinvestment Plan in 1989, and, as of June 30, 1994 there were 122,020 shares still available for issuance.

(4)  Notes Payable and Line of Credit:

Substantially all of the cash balances of Delta are maintained to compensate the respective banks for banking services and to obtain lines of credit; however, no specific amounts have been designated as compensating balances, and Delta has the right of withdrawal of such funds. At June 30, 1994, the line of credit was $15,000,000, of which $2,705,000 had been borrowed at an interest rate of 5.5%. The maximum amount borrowed during 1994 was $9,065,000. The interest on this line is either at the daily prime rate or is based upon certificate of deposit rates. The current line of credit expires on November 15, 1994.

(5)  Long-Term Debt:

On   October  18,  1993,  Delta  issued  $15,000,000  of  6  5/8%
Debentures that mature in October, 2023. Commencing in October, 1995, each holder may require redemption of up to $25,000 of the 6 5/8% Debentures annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within sixty days of notice, subject to the annual aggregate $500,000 limitation. The 6 5/8% Debentures can be redeemed by the Company beginning in October, 1998 at a 5% premium, such premium declining ratably until it ceases in October, 2003. Restrictions under the indenture agreement covering the 6 5/8% Debentures include, among other things, a restriction whereby dividend payments cannot be made unless consolidated shareholders' equity of the company exceeds $12 million. As of June 30, 1994, no retained earnings were restricted under the provisions of the indenture.

On May 1, 1991, Delta issued $10,000,000 of 9% Debentures that mature in April, 2011. Each holder may require redemption of up to $25,000 of the 9% Debentures annually, subject to an annual aggregate limitation of $500,000. Such redemption will also be made on behalf of deceased holders within sixty days of notice, subject to the annual aggregate $500,000 limitation. The 9% Debentures can be redeemed by the Company beginning in April, 1996 at a 5% premium, such premium declining ratably until it ceases in April, 2001. The Company may not assume any additional mortgage indebtedness in excess of $1 million without effectively securing the 9% Debentures equally to such additional indebtedness.

Debt  issuance expenses are deferred and amortized over the terms
of  the  related  debt.   Call premium in 1994  of  approximately
$475,000 was deferred and will be amortized over the term of the related debt consistent with regulatory treatment.

(6)  Commitments and Contingencies:

The Company has entered into individual employment agreements with its six officers. The agreements expire or may be terminated at various times. The agreements provide for continuing monthly payments or lump sum payments and continuation of certain benefits over varying periods in the event employment is altered or terminated following certain changes in ownership of the Company.

(7)  Rates:

Reference is made to "Regulatory Matters" herein with respect to rate matters.


(8)  Quarterly Financial Data (Unaudited):


                                                      Earnings
                                              Net    (Loss) per
                    Operating   Operating    Income    Common
Quarter Ended       Revenues     Income      (Loss)    Share(a)


Fiscal 1994

September 30    $ 3,585,499   $   11,056  $ (542,285)  $ (.33)
December 31       7,814,638    1,117,871     578,448      .32
March 31         16,494,674    3,270,274   2,713,563     1.48
June 30           6,952,130      451,472     (78,725)    (.04)



Fiscal 1993

September 30    $ 3,466,378   $   46,208  $ (475,979)  $(.29)
December 31       7,712,590    1,269,509     716,010     .44
March 31         13,479,132    2,786,379   2,228,909    1.40
June 30           6,563,310      689,720     151,724     .09


______________________________________________________________

(a) Quarterly earnings per share may not equal annual earnings per share due to changes in shares outstanding.



DELTA NATURAL GAS COMPANY, INC. AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To  the Board of Directors and Shareholders of Delta Natural  Gas
Company, Inc.:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Delta Natural Gas Company, Inc. (a Kentucky corporation) and subsidiary companies as of June 30, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Natural Gas Company, Inc. and subsidiary companies as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 1993, the Company changed its method of accounting for income taxes.

                                   Arthur Andersen & Co.

Louisville, Kentucky

August 12, 1994

Management Report

Management is responsible for the preparation, presentation and integrity of the financial statements and other financial information in this report. The statements, which were prepared in accordance with generally accepted accounting principles, include some amounts which are based on management's best estimates and judgments.

The Company maintains a system of accounting and internal controls which management believes provides reasonable assurance that the accounting records are reliable for purposes of preparing financial statements and that the assets are properly accounted for and protected.

The Board of Directors pursues its oversight role for these financial statements through its Audit Committee which consists of three outside directors. The Audit Committee meets periodically with management to review the work and monitor the discharge of their responsibilities. The Audit Committee also meets periodically with the Company's internal auditor as well as Arthur Andersen & Co., the independent auditors, who have full and free access to the Audit Committee, with or without management present, to discuss internal accounting control, auditing and financial reporting matters.


Consolidated Statistics

For the Years Ended June 30,       1994      1993     1992     1991     1990

Retail Customers Served,
End of Period
   Residential ..............      27,939    27,293   26,488  25,698   25,364
   Commercial ...............       4,242     4,093    4,035   4,168    4,049
   Industrial ...............          76        75       66      71       63

      Total .................     32,257     31,461   30,589  29,937   29,476

Operating Revenues ($000)
   Residential sales ........      16,597    14,578   13,945  12,453   12,792
   Commercial sales .........       9,663     8,269    7,651   6,294    6,581
   Industrial sales .........       1,671     1,383    1,188   1,299    1,656
   On-system transportation .       2,310     2,451    2,348   2,351    2,039
   Off-system transportation.         623       836    1,342   1,377    1,126
   Subsidiary sales .........       3,755     3,532    2,580   2,873    2,708
   Other ....................         228       172      147     131      280

      Total .................      34,847    31,221   29,201  26,778   27,182

System Throughput
(Million Cu. Ft.)
   Residential sales ........       2,511     2,341    2,202   2,049    2,195
   Commercial sales .........       1,506     1,368    1,235   1,115    1,214
   Industrial sales .........         316       281      229     248      327

      Total retail sales ....       4,333     3,990    3,666   3,412    3,736

   On-system transportation..       2,186     2,248    2,061   1,993    1,518

   Off-system transportation.       1,997     2,668    4,580   4,903    4,087

      Total .................       8,516     8,906   10,307  10,308    9,341


Average Annual Consumption Per
  End of Period Residential
  Customer (Thousand Cu. Ft.).         90        86       83      80       86
Lexington, Kentucky Degree Days
   Actual ....................      4,999     4,688    4,370   4,025    4,579
   Percent of 30 year average
     (4,726) .................      105.8      99.2     92.5    85.2     96.9


Average Revenue Per Mcf Sold
  at Retail ($) .............        6.44      6.07     6.21    5.88     5.63

Average Gas Cost Per Mcf Sold
  at Retail ($) .............        3.34      2.90     3.01    3.42     3.26
Directors and Officers

Board of Directors

Donald R. Crowe (b)(c)
Senior Analyst, Kentucky Department
of Insurance, Lexington, Kentucky

Billy Joe Hall (a)(c)
Investment Broker, LPL Financial
Services, Mount Sterling, Kentucky

Jane W. Hylton
Vice President - Human Resources and
Corporate Secretary

Glenn R. Jennings (d)
President and Chief Executive Officer

Harrison D. Peet (d)
Chairman of the Board; Retired President and Chief Executive Officer

Virgil E. Scott (b)
Retired Vice President - Administration

Henry C. Thompson (a)
President, Triple Land Co., Inc.;
Retired President, Henry Thompson
Construction Co., Inc.; both of
Nicholasville, Kentucky

Arthur E. Walker, Jr. (a)(c)
President, Walker Construction Company;
Atlas Concrete Products Corporation; both of Mount Sterling, Kentucky

Robert M. Watt III (b)(d)
Attorney, Stoll, Keenon & Park,
Lexington, Kentucky

_________________

Directors Emeriti

Roger A. Byron
John D. Harrison

(a)  Member of Nominating Committee
(b)  Member of Compensation Committee
(c)  Member of Audit Committee
(d)  Member of Executive Committee


Officers

John F. Hall
Vice President - Regulatory Matters and Treasurer

Robert C. Hazelrigg
Vice President - Consumer and Public Affairs

Alan L. Heath
Vice President - Operations and Engineering

Jane W. Hylton
Vice President - Human Resources and Secretary

Glenn R. Jennings
President and Chief Executive Officer

Thomas A. Kohnle
Vice President - Controller

Corporate Information

Shareholders' Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to Investor Relations, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391.

Independent Public Accountants

Arthur Andersen & Co.
2300 Meidinger Tower
The Louisville Galleria
Louisville, Kentucky  40202

Disbursement  Agent,  Transfer Agent  and  Registrar  for  Common
Shares

Liberty National Bank & Trust Co.
P. O. Box 32500
Louisville, Kentucky  40232

Trustee and Interest Paying Agents for Debentures


6 5/8% due 2023; 9% due 2011

Liberty National Bank & Trust Co.
P. O. Box 32500
Louisville, Kentucky  40232

Dividend  Reinvestment and Stock Purchase Plan Administrator  and
Agent

Liberty National Bank & Trust Co.
P. O. Box 32500
Louisville, Kentucky  40232

1994 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

1994 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 17, 1994, at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 11, 1994.

SEC Form 10-K

A copy of Delta's most recent annual report on SEC Form 10-K is available, without charge, upon written request to John F. Hall, Vice President - Regulatory Matters and Treasurer, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company's common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Liberty National Bank and Trust Company of Louisville administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Investor Relations, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391.